FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  22 April, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Annual Report and Accounts dated 22 April, 2004






                        BALTIMORE TECHNOLOGIES PLC

               AUDITED 2003 GROUP ACCOUNTS POSTED TO SHAREHOLDERS

London, UK 22 April 2004: Baltimore Technologies (London: BLM) has today posted its audited 2003 Report and Accounts to all shareholders.

David Weaver, Chief Executive of Baltimore said:

"With the filing and today's posting of Baltimore's audited 2003 Accounts, I believe our shareholders will now acknowledge that Acquisitor's cynical position that it needs to obtain control of the Company in order to ascertain Baltimore's financial position before it unveils its plans, if it indeed it has any, is nothing but a smokescreen.

"As Acquisitor knows, Baltimore has no operating business. All remaining liabilities and assets are clearly accounted for in the report and accounts, which has been fully audited by KPMG and filed with the US SEC. In addition, we have addressed all relevant questions raised by Acquisitor with reference to information contained in these and previously published accounts and other public documents. Contrary to Acquisitor's inaccurate and ill researched statements regarding Baltimore, Baltimore's finances could not be more transparent.

"Acquisitor has been described as a Vulture Fund. We believe this description is reflected in its cynical and opportunistic attempt to seize control of Baltimore's assets when, by its own admission, it has no strategic plan for the future and no permanent management team. We have found no substantive evidence and explanation of its claimed track record in building businesses.

"By contrast we have laid out an actionable strategy and have put in place a world class management team to implement it. This will see Baltimore operating in the European mid-sized business market for clean energy solutions which is expected to grow significantly in the medium term.

"I urge shareholders to back our strategy which comprises a real plan for profitable growth in an exciting industry under a management team with a proven track record."
                                      Ends

About Baltimore Technologies

Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information:

Smithfield   +44 (0) 207 360 4900

Andrew Hey   +44 (0) 7836 276 068
Nick Bastin  +44 (0) 7931 500 066
Will Swan    +44 (0) 7787 197 508


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 22 April, 2004